Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated October 27, 2023 (except for the retroactive effect of the 1-for-9.535 reverse stock split as described in the seventh and eighth paragraphs of Note 14, as to which the date is January 18, 2024), with respect to the financial statements of CG Oncology, Inc. included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-276350) and related Prospectus of CG Oncology, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP

Irvine, California

January 24, 2024